Exhibit 2.1

FIRST AMENDMENT

TO

AGREEMENT AND PLAN OF MERGER

This First Amendment to Agreement and Plan of Merger (this “Amendment”) is made and entered into as of the 12th day of August, 2004, by and between First National Bankshares of Florida, Inc., a Florida corporation (“FLB”), and Southern Community Bancorp, a Florida corporation (“SCB”).

RECITALS

A. FLB and SCB have previously entered into a certain Agreement and Plan of Merger dated as of March 19, 2004 (the “Original SCB Merger Agreement”), pursuant to which, among other things, SCB would be merged with and into FLB (the “SCB Merger”).

B. On July 15, 2004, FLB paid a 3% stock dividend on its outstanding shares of common stock (the “FLB Stock Dividend”).

C. On August 2, 2004, FLB and Fifth Third Bancorp (“Fifth Third”) announced that they had entered into a certain Agreement and Plan of Merger dated as of August 1, 2004 (the “Fifth Third Merger Agreement”), pursuant to which, among other things, FLB would be merged with and into Fifth Third (the “Fifth Third Merger”).

D. FLB and SCB have agreed to amend certain provisions contained in the Original SCB Merger Agreement in connection with the FLB Stock Dividend and the proposed Fifth Third Merger.

NOW THEREFORE, in consideration of the foregoing and the mutual warranties, representations, covenants and agreements set forth in the Original SCB Merger Agreement and in this Amendment, the parties hereby agree as follows:

1. Capitalized Terms. Capitalized terms used in this Amendment, unless otherwise defined herein, have the meanings given to them in the Original SCB Merger Agreement.

2. Amendment of Section 3.1. The provisions of Section 3.1 of the Original SBC Merger Agreement are hereby amended and restated in their entirety as follows:

3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of FLB, or SCB, or the shareholders of either, the shares of the constituent corporations shall be converted as follows:

(a) Each share of FLB Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b) Subject to Section 3.4 relating to fractional shares, each share of SCB Common Stock (excluding shares to be cancelled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for: (i) a number of shares of FLB Common Stock equal to the Exchange Ratio; and (ii) any Contingent Payment Right arising pursuant to Section 3.1(d).

(c) As used herein, the following terms shall have the meanings set forth below:

“Exchange Ratio” shall mean 1.6686; provided, that if the Closing FLB Value is greater than $19.42, then the term “Exchange Ratio” shall be equal to the quotient obtained by dividing the SCB Value by the Closing FLB Value, rounded to the nearest ten-thousandth.

“SCB Value” shall mean the sum of (i) $32.40 and (ii) one-half the difference obtained by subtracting $32.40 from the product of 1.6686 multiplied by the Closing FLB Value.

“Closing FLB Value” shall mean the average per share closing price of FLB Common Stock on the NYSE over the twenty consecutive trading days ending on the fifth trading day preceding the Effective Time.

(d)(i) In the event that the Exchange Ratio calculated pursuant to Section 3.1(c) as of the Effective Time is less than 1.6686 because the Closing FLB Value is greater than $19.42; then each holder of SCB Common Stock as of the Effective Time shall have the right (each such right, a “Contingent Payment Right”), upon the occurrence of either of the events listed in Section (d)(ii), to receive from FLB a number of additional shares of FLB Common Stock (the “Additional Shares”) equal to the difference between: (i) the number of shares of FLB Common Stock which such holder would have received as of the Effective Time if the Exchange Ratio had been 1.6686; and (ii) the number of shares of FLB Common Stock actually issued to such holder as of the Effective Time. The number of Additional Shares issuable to each such holder will be adjusted to reflect stock splits, stock dividends and similar transactions which occur between the Effective Time and the date that the Additional Shares are issued by FLB. Additionally, FLB will pay to each such holder in respect of each Additional Share the per share amount of any cash dividends or other distributions made by FLB in respect of the FLB Common Stock between the Effective Time and the date that the Additional Shares are issued by FLB. The parties acknowledge that the Additional Shares have been registered under the Securities Act pursuant to the Registration Statement.

(ii) The holders of the Contingent Payment Rights will be entitled to Additional Shares upon the occurrence of either of the following events: (A) the Fifth Third Merger is not consummated on or before August 1, 2005; or (B) the Fifth Third Merger Agreement is terminated on or before August 1, 2005.

(iii) In the event that the Exchange Ratio is 1.6686 or greater at the Effective Time, no Contingent Payment Rights shall arise hereunder. If Contingent Payment Rights arise pursuant to Section 3.1(d), such Contingent Payment Rights shall automatically terminate and be of no further effect upon the closing of the Fifth Third Merger prior to August 1, 2005.

(e) If the Contingent Payment Rights arise pursuant to Section 3.1(d), then the Exchange Agent (as defined in Section 4.1) shall notify FLB promptly after the Effective Time of the identity of each holder of SCB Common Stock as of the Effective Time and the number of Additional Shares that would be issuable to such holder in the event the Contingent Payment Rights become payable. FLB shall record such information in a ledger which will be maintained by FLB at its principal executive offices (the “Contingent Payment Ledger”) until such time as the Contingent Payment Rights become payable or terminate upon the closing of the Fifth Third Merger prior to August 1, 2005. In the event that FLB becomes obligated to issue the Additional Shares in satisfaction of the Contingent Payment Rights, FLB shall issue the Additional Shares to the holders and in the amounts shown on the Contingent Payment Ledger on or before the earlier of (i) the fifteenth (15th) day after the date of the termination of the Fifth Third Merger Agreement, or (ii) August 15, 2005.

(f) The Contingent Payment Rights shall not be represented or evidenced by any certificate or similar instrument, such rights being solely a contractual obligation of FLB as set forth in this Section 3.1. Except as expressly provided in Section 3(d)(i) following the issuance of Additional Shares in payment of the Contingent Payment Rights, the Contingent Payment Rights shall not bear interest, shall not entitle the holder to any voting rights, rights to receive dividends or any other rights incident to ownership of any equity interest in FLB, and shall not be transferable or assignable in any manner whatsoever except by order of a court of competent jurisdiction, by will or by the laws of interstate succession (a “Permitted Transfer”); provided that the foregoing shall not prohibit transfer to a successor trustee with respect to an SCB ERISA Plan. Upon receipt by FLB of notice that a Permitted Transfer has occurred together with such other documents as may be reasonably required by FLB to verify that such transfer is a Permitted Transfer, FLB shall amend the Contingent Payment Ledger to reflect such transfer.

3. New Section 4.4. Article 4 of the Original SBC Merger Agreement is hereby amended to insert the following new Section 4.4 immediately following Section 4.3:

4.4 Contingent Payment Rights. In addition to the exchange of SCB Common Stock for FLB Common Stock and cash as provided in this Article 4, the holders of SCB Common Stock at the Effective Time will be entitled to any Contingent Payment Rights arising pursuant to Section 3.1(d) hereof. Any payments by FLB in satisfaction of such Contingent Payment Rights shall be made in accordance with the procedures set forth in Section 3.1.

4. Amendment of Section 10.1(h). The provisions of Section 10.1(h) are hereby amended and restated in their entirety as follows:

(h) By SCB, at any time during the three business day period commencing on the first business date following the Approval Date, if the average per share closing price of the FLB Common Stock on the NYSE over the 20 trading days ending on the Approval Date is less than $14.56 (which amount shall be proportionately adjusted to reflect any stock splits, stock dividends or similar transactions which occur on or after August 12, 2004); provided, however, that SCB agrees that it will not exercise its right to termination for a period of fifteen (15) days following the Approval Date, and during such period will agree to consider any proposal made by FLB, provided that SCB may accept or reject any such proposal in SCB’s sole discretion.

5. Ratification. Except as modified by the terms of this Amendment, all of the terms of the Original SCB Merger Agreement are hereby ratified, confirmed and approved.

6. Governing Law. This Amendment shall be governed by and construed in accordance with the Laws of the State of Florida, without regard to any applicable conflicts of laws.

7. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but both of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed on its behalf by its duly authorized officer as of the date and year first above written.

FIRST NATIONAL BANKSHARES OF FLORIDA, INC.

By:	/s/ Gary L. Tice
Gary L. Tice
Chairman and Chief Executive Officer

SOUTHERN COMMUNITY BANCORP

By:	/s/ Charlie W. Brinkley
Charlie W. Brinkley, Jr.
Chairman and Chief Executive Officer

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